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                          April 21, 2021

       Angelos M. Stergiou, M.D., ScD h.c
       President and Chief Executive Officer
       SELLAS Life Sciences Group, Inc.
       7 Times Square, Suite 2503
       New York, NY 10036

                                                        Re: SELLAS Life
Sciences Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2021
                                                            File No. 333-255318

       Dear Dr. Stergiou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel Bagliebter, Esq.